FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109-3614

April 18, 2011

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2010 – June 30, 2011

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for the first $85M excess of $15M in coverage:

Ace American Insurance Company Policy No: DOX621661612005
Participation: $10M x $15M

Everest Indemnity Insurance Company Policy No: FD00012-101
Participation: $10M x $25M

ICI Mutual Policy No: 8715310B
Participation: $15M x $35M

Endurance Specialty Insurance Ltd Policy No: P006738005
Participation: $15M x $50M

St. Paul Fire & Marine Insurance Company Policy: 469PB0983
Participation: $10M x $65M

Continental Casualty Company Policy No: 287042220
Participation: $10M x $75M

Axis Insurance Company Policy No: MBN727586/01/2010
Participation: $5M part of $15M x $85M

Starr Indemnity & Liability Company Policy No:SISIXFL21025310
Participation: $10M part of $15M x $85M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000878467-11-000022.

Sincerely,

Ann Barry
Director, Insurance & Risk Management
FMR LLC

Fidelity
INVESTMENTS